HellerEhrman

July 7, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Managing Partner, Hong Kong
SLuk@hewm.com
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200

04035655

The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED SUPPL
JUL 21 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4358

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding change of auditors and notice of special general meeting , dated April 19, 2004, published (in both English and Chinese language);

Dlw 7/20

2. The Company's announcement regarding change of auditors, dated April 16, 2004, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

3. The Company's announcement regarding notice of special general meeting, dated April 16, 2004, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited; and

4. The Company's announcement regarding resignation of auditors, dated April 8, 2004, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

cc: Magician Industries (Holdings) Limited

H:\dlai\adr\22715\0001\32.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 00526)

Directors:
Kong Yick Ming *(Chairman)*
Ku Ling Yu, John
Wong Kwong Chi*
Keung Sau Tim*
Tsui Sing Kee, Rawdon**
Cheung Sun Lung**
Tam Chi Kwan, Michael**

* *Non-executive directors*
** *Independent non-executive directors*

Registered Address:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal office:
Flat E-H, 24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan, New Territories
Hong Kong

RECEIVED
2004 JUL 20 A 11: 35

19 April 2004

To the shareholders

Dear Sir/Madam,

CHANGE OF AUDITORS
AND
NOTICE OF SPECIAL GENERAL MEETING

CHANGE OF AUDITORS

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") announces that on 2 April 2004, the Company received a notice from Messrs. PricewaterhouseCoopers ("PWC"), Certified Public Accountants, who had been appointed Auditors of the Company at the last annual general meeting of the Company held on 26 September 2003, to the effect that they were resigning as auditors of the Company with effect from 29 March 2004. At the time of receipt of the said notice, no steps whatsoever had been taken by PWC to commence and/or conduct the annual audit of the accounts of the Company for the year ended 31 March 2004. There was not any known reason for the resignation of PWC save that the Company and PWC had not been able to agree on the audit fees. PWC in their said notice confirmed that there were no circumstances connected with their resignation that they considered should be brought to the notice of the members or creditors of the Company. Save as disclosed herein, the Company also considers that there are no circumstances connected with the resignation of PWC that should be brought to the notice of its members or creditors or made the subject of an announcement.

The Board resolved that the resignation of PWC has been accepted and the Board has also resolved to nominate Messrs. Moores Rowland Mazars, Certified Public Accountants, for appointment as the auditors of the Company to fill the vacancy, subject to such appointment being approved at a special general meeting in accordance with the Bye-Laws of the Company.

The Board considers that the nomination and appointment of the auditors to fill the vacancy is in the best interest of the Company and recommends the shareholders to vote in favour of the ordinary resolution to be proposed at the special general meeting.

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Magician Industries (Holdings) Limited (the "Company") will be held at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, on 5 May 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

"**THAT** Messrs. Moores Rowland Mazars be and are hereby appointed as auditors of the Company to fill the vacancy left by Messrs. PricewaterhouseCoopers until the conclusion of the forthcoming annual general meeting of the Company, at a fee to be fixed by the board of directors of the Company."

By Order of the Board
Ng Fun Hung
Company Secretary

Note:

A member of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the principal office of the Company in Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting.

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業（集團）有限公司

（於百慕達註冊成立之有限公司）

（股份代號：00526）

董事：

江益明 *(主席)*

顧陵儒

王幹芝*

姜壽添*

徐聖祺**

張新龍**

譚志昆**

* *非執行董事*

** *獨立非執行董事*

註冊辦事處：

Clarendon House

Church Street

Hamilton HM11

Bermuda

主要辦事處：

香港新界荃灣沙咀道57號

荃運工業中心第二期

24樓E-H座

敬啟者：

核數師之變動

及

股東特別大會通告

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 00526)

CHANGE OF AUDITORS

Further to the announcement of Magician Industries (Holdings) Limited (the "Company") dated 8 April 2004, the board of directors (the "Directors") resolved that the resignation of Messrs. PricewaterhouseCoopers as auditors of the Company with effect from 29 March 2004 has been accepted and the Directors has resolved to nominate Messrs. Moores Rowland Mazars for appointment as the auditors of the Company to fill the vacancy, subject to such appointment being approved at a special general meeting in accordance with the Bye-Laws of the Company.

A circular containing details of the change of auditors will be despatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the board of directors of the Company comprises of Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being the Executive Directors, Mr. Wong Kwong Chi and Mr. Keung Sau Tim being the Non-Executive Directors, and Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Michael Tam Chi Kwan being the Independent Non-Executive Directors.

By Order of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 16 April 2004

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Magician Industries (Holdings) Limited (the "Company") will be held at Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, on 5 May 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

"**THAT** Messrs. Moores Rowland Mazars be and are hereby appointed as auditors of the Company to fill the vacancy left by Messrs. PricewaterhouseCoopers until the conclusion of the forthcoming annual general meeting of the Company, at a fee to be fixed by the board of directors of the Company."

By Order of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 16 April 2004

Principal office:
Flat E-H, 24th Floor, Phase 2
Superluck Industrial Centre
57 Sha Tsui Road, Tsuen Wan
New Territories
Hong Kong

Note: A member of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the principal office of the Company in Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting.

Please also refer to the published version of this announcement in The Standard.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：00526)

核數師之變動

繼通達工業(集團)有限公司(「本公司」)於二零零四年四月八日之公佈後，本公司董事會(「董事」)通過接納羅兵咸永道會計師事務所由二零零四年三月二十九日起辭任本公司核數師一職，董事並決議提名委任摩斯倫•馬賽會計師事務所為本公司之核數師，以填補其空缺，而此等委任則須按本公司細則之規定，經由股東特別大會表決通過。

一份載有核數師變動詳情之通函，將會盡快送交本公司之股東。

於本公佈日期，本公司之董事會由執行董事江益明先生(主席)及顧陵儒先生、非執行董事王幹芝先生及姜壽添先生，以及獨立非執行董事徐聖祺先生、張新龍先生及譚志昆先生組成。

承董事會命
伍寬雄
公司秘書

香港，二零零四年四月十六日

股東特別大會通告

茲通告通達工業(集團)有限公司(「本公司」)謹訂於二零零四年五月五日上午十時正假座香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H座舉行股東特別大會，以考慮及酌情通過(無論有否作出任何修訂)以下決議案為普通決議案：

「摩斯倫•馬賽會計師事務所為本公司之核數師以填補因羅兵咸永道會計師事務所辭任而出現之空缺，其酬金將由本公司董事會釐定，任期直至本公司應屆股東週年大會結束為止。」

承董事會命
伍寬雄
公司秘書

香港，二零零四年四月十六日

主要辦事處：
香港新界荃灣沙咀道57號
荃運工業中心第二期
24樓E-H座

附註：凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委任代表代其出席及投票。受委代表毋須為本公司之股東，代表委任表格根據其上印備之指示填簽妥當後，連同已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之有關副本，最遲須於大會或其任何續會舉行時間四十八小時前交回本公司在香港之主要辦事處，方為有效。

請同時參閱本公布於星島日報刊登的內容。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 00526)

RESIGNATION OF AUDITORS

Magician Industries (Holdings) Limited (the "Company") announces that on 2 April 2004, the Company received a notice from Messrs. PricewaterhouseCoopers ("PWC"), Certified Public Accountants, who had been appointed Auditors of the Company at the last annual general meeting of the Company held on 26 September 2003, to the effect that they were resigning as auditors of the Company with effect from 29 March 2004. At the time of receipt of the said notice, no steps whatsoever had been taken by PWC to commence and/or conduct the annual audit of the accounts of the Company for the year ended 31 March 2004. There was not any known reason for the resignation of PWC save that the Company and PWC had not been able to agree on the audit fees. PWC in their said notice confirmed that there were no circumstances connected with their resignation that they considered should be brought to the notice of the members or creditors of the Company. Save as disclosed herein, the Company also considers that there are no circumstances connected with the resignation of PWC that should be brought to the notice of its members or creditors or made the subject of an announcement.

Pursuant to the Bye-Laws of the Company and as required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Audit Committee of the Company will shortly meet and consider the matter, after which a meeting of the Board of Directors will be held to nominate and recommend another renowned international firm of Certified Public Accountants to fill the vacancy left by PWC, which said nomination and recommendation will be submitted to a special general meeting to be held as soon as possible thereafter such that new auditors may be appointed to carry out the annual audit of the Company without any further delay; and appropriate announcements will accordingly be made in due course.

As at the date of this announcement, the board of directors of the Company comprises of Mr. Kong Yick Ming (Chairman) and Mr. John Ku Ling Yu being the Executive Directors, Mr. Wong Kwong Chi and Mr. Keung Sau Tim being the Non-Executive Directors, and Mr. Rawdon Tsui Sing Kee, Mr. Cheung Sun Lung and Mr. Michael Tam Chi Kwan being the Independent Non-Executive Directors.

By Order of the Board
Ku Ling Yu John
Executive Director

Hong Kong, 8 April 2004

Please also refer to the published version of this announcement in The Standard.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
(股份代號：00526)

核數師辭任

通達工業(集團)有限公司(「本公司」)宣佈，於二零零四年四月二日，本公司接獲執業會計師羅兵咸永道會計師事務所(「羅兵咸」)(彼等於二零零三年九月二十六日舉行之本公司上屆股東週年大會上獲委任為本公司核數師)之通知，彼等辭任本公司核數師一職，由二零零四年三月二十九日起生效。於接獲上述通知時，羅兵咸尚未採取任何工作步驟，開始及／或進行本公司截至二零零四年三月三十一日止年度賬目之週年核數工作。除本公司與羅兵咸未能就核數費達成協議外，就羅兵咸辭任一事，本公司並無其他已知悉之原因。羅兵咸於其上述通知內確認，彼等認為並無有關彼等辭任而應通知本公司股東或債權人之情況。除本公佈所披露者外，本公司亦認為，並無有關羅兵咸辭任而應通知其股東或債權人或作出公佈之情況。

根據本公司細則及按香港聯合交易所有限公司證券上市規則規定，本公司之審核委員會將於短期內舉行會議並考慮有關事宜，其後將舉行董事會會議，以提名及推薦另一間著名國際執業會計師行填補羅兵咸之空缺，而上述提名及推薦將於其後盡快舉行之股東特別大會上提呈，以便委任新任核數師進行本公司之週年核數工作及避免任何延誤；本公司亦將於適當時候作出有關公佈。

於本公佈日期，本公司之董事會由執行董事江益明先生(主席)及顧陵儒先生、非執行董事王幹芝先生及姜壽添先生，以及獨立非執行董事徐聖褀先生、張新龍先生及譚志昆先生組成。

承董事會命
執行董事
顧陵儒

香港，二零零四年四月八日

請同時參閱本公布於星島日報刊登的內容。